UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Advantage Solutions Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

212896104

(CUSIP Number)

Christopher Growe

Karman Topco L.P.

c/o Advantage Solutions Inc.

15310 Barranca Parkway,

Suite 100

Irvine, California 92618

(949) 797-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Karman Topco L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 192,782,280
	8	Shared Voting Power 0
	9	Sole Dispositive Power 192,782,280
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 192,782,280
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.4%
14	Type of Reporting Person PN

Explanatory Note

This Amendment No. 2 amends and supplements the Statement on Schedule 13D originally filed by Karman Topco L.P., a Delaware limited partnership, (the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on October 28, 2020 (as amended to date, the “Schedule 13D”), with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Advantage Solutions Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 15310 Barranca Parkway, Suite 100, Irvine CA 92618. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows

Distribution

On September 16, 2023, the Reporting Person entered into a Distribution and Redemption Agreement with one of the Reporting Person’s limited partners (the “LP”), pursuant to which the Reporting Person redeemed certain limited partner interests held by the LP and distributed to the LP 15,967,720 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 192,782,280

•	Percent of Class: 59.4%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 192,782,280

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 192,782,280

•	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 324,549,448 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2023.

(c)	Except as described in Item 4, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2023

KARMAN TOPCO L.P.

By:	/s/ Bryce Robinson
Name:	Bryce Robinson
Title:	Secretary